Exhibit 99.4

NOTICE OF MEETING

INVITATION TO SHAREHOLDERS

Dear Vermilion Shareholder,

It is our pleasure to invite you to attend our annual general meeting to be held on Thursday, April 26, 2018 at 3:00 pm MDT time (“Meeting”) in the Ballroom of the Metropolitan Centre, in Calgary, Alberta. At the Meeting you will hear about our 2017 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other shareholders.

Please take some time to read this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). It contains important information about the Meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the Meeting.

Notice of Meeting:
Date and Time:	Thursday, April 26, 2018 at 3:00 pm MDT time
Place:	Ballroom, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 12, 2018
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2017;
2. fixing the number of directors to be elected at the Meeting at nine directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors;
5. approving a security-based compensation arrangement providing for five year treasury-based share awards for our President and Chief Executive Officer. This arrangement is a component of the overall compensation structure designed to retain and incentivize a key employee; and
6. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

The Circular explains your voting options (starting on page 14) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo
Chair of the Board